

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 10, 2009

James E. Mead
Chief Financial Officer
Strategic Hotels & Resorts, Inc.
200 West Madison Street, Suite 1700
Chicago, Illinois 60606

   Re: Strategic Hotels & Resorts, Inc.
     Form 10-K for the Year Ended December 31, 2008
     Filed March 2, 2009
     File No. 001-32223

Dear Mr. Mead:

  We have completed our review of your filing and have no further comments at this time.

       Sincerely,

       Tom Kluck
       Branch Chief